Exhibit G


                Gulf Power Company and Mississippi Power Company
                         Proposed Notice of Proceedings


         Gulf Power Company ("Gulf") and Mississippi Power Company ("Mississippi"), wholly-owned subsidiaries of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), have filed an application-declaration (the "Application") under Sections 6(a) and 7 of the Act and Rules 24 and 54 thereunder. Gulf and Mississippi are sometimes hereinafter referred to individually as an "Applicant" and collectively as the "Applicants."

         Each of Gulf and Mississippi seeks authorization to issue and sell at any time or from time to time in one or more series from the period beginning with the effective date of an order issued in this proceeding through March 31, 2003 up to $350 million and $400 million, respectively, aggregate principal amount of its senior debentures, senior promissory notes or other senior debt instruments (individually, a "Senior Note" and collectively, the "Senior Notes") governed by an indenture or other document. Each Applicant requests authority to issue and sell Senior Notes pursuant to the authority requested herein without additional prior Securities and Exchange Commission (the "Commission") approval if the Applicant is within the parameters discussed below under the heading "Parameters of Authorization." The provisions of each series of Senior Notes and related instruments would be determined at the time of the sale of such series of Senior Notes.

         The proceeds from the issuance and sale of Senior Notes by the Applicants will be added to their respective treasuries and subsequently used principally (i) to finance capital expenditures, (ii) to acquire, retire or redeem securities of which the respective Applicant is the issuer, (iii) to repay outstanding short-term borrowings, (iv) to provide working capital and/or
(v) for other general corporate purposes.

         The Applicants request authority to issue Senior Notes for which the specific terms and conditions are not currently known, subject to the following parameters:

         (a) The effective cost of money on Senior Notes issued pursuant to the Application will not exceed the greater of (i) 300 basis points over comparable term U.S. Treasury securities, or (ii) a gross spread over such Treasury securities which is consistent with comparable securities.

         (b) The maturity of the Senior Notes will not exceed approximately 50 years.

         (c) The interest rate on each issue of Senior Notes may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with formula or formulae based upon certain reference rates, or by other predetermined methods.

         (d) The Senior Notes will be direct, unsecured and unsubordinated obligations of the respective Applicants ranking pari passu with all other unsecured and unsubordinated obligations of the Applicants. The Senior Notes of each Applicant will be effectively subordinated to all secured debt of such Applicant, including its first mortgage bonds.

         (e) The underwriting fees, commissions, or other similar expenses paid in connection with the issue, sale or distribution of the Senior Notes of each series pursuant to the Application will not exceed 5% of the aggregate principal amount of such series.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.